No. 82-34703



Back 2003-10-03, 12:20:49, EDT

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

SUPPL

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4766342	2003-09-30	10 - Acquisition or disposition in the public market	200	4766542



PROCESSED
OCT 29 2003
THOMSON FINANCIAL

dlw 10/27

Back 2003-10-03, 12:23:47, EDT

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4766342	2003-09-30	10 - Acquisition or disposition in the public market	200	4766542

Renewal No.28

FORM 45-102F3
SECURITIES ACT

Notice of Intention to Distribute Securities and Accompanying Declaration under Section 2.8 of Multilateral Instrument 45-102 Resale of Securities

1. **Name and address of the reporting issuer:**

   Prima Developments Ltd.
   Suite 200 – 20351 Duncan Way
   Langley, B.C.
   V3A 7N3
   (604) 532 – 5311

2. **Date and jurisdictions where issuer became a reporting issuer:**

   Date: November 26, 1999 **Jurisdiction:** British Columbia

3. **Name and address of the selling security holder:**

   Roland Langset
   c/o Suite 200 – 20351 Duncan Way
   Langley, B.C.
   V3A 7N3

4. **State whether the selling security holder is an insider or officer of the issuer (if an officer, state title):**

   Yes – President and Director

5. **Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder:**

Designation of Security	Number of Securities Owned
Common shares	6,891,158

6. **Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.**

Designation of Security	Number of Securities to be Sold
Common shares	200,000

7. **State, to the extent known to the selling security holder, the following particulars about the control position of the Issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control person.**

Roland J. Langset, the President and Director of the reporting issuer, is the beneficial owner of 6,891,158 common shares of the reporting issuer. Mr. Langset also controls or exercises direction over an additional 4,766,342 common shares of the reporting issuer held by Commonwealth Enterprise Fund, a private investment club, of which Mr. Langset is the managing director.

8. **The securities will be sold on an exchange.**

Canadian Venture Exchange.

9. **The Proposed date of sale or date of commencement of sale:**

August 07, 2001

10. **If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.**

N/A

11. State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

N/A

10. **If this Form is not an initial filing, provide the following information:**

(a)	date of filing of initial Form 45-102F3	July 31, 2001
(b)	date of the most recently filed renewal Form 45-102F3	July 15, 2003
(c)	number of securities proposed to be sold as stated in the initial Form 45-102F3	200,000
(d)	number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3	61,100
(e)	number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale	N/A
(f)	number of securities remaining for sale	138,900

Exterior Pastel
70709

Material	Amount	Count
Water	10 Gals —	0
Gel Water	10 Gals	2 (3)
Mineral Sperits	1 L	0
Zinc Starate	2.5 L	
Propaleyn Glycol	5 Gals	0
Nuosept 95	10 oz	0
Tamol 731	2 L	0
BYK 022	2 L	0
Cobalt	2 oz	0
Manganese	2 oz	0
Duskin #2	10 oz	0
404-12	2 drums	49-51% Water
Titanium	600 lbs	Solid
Huber 35	250 lbs	Solid
Zeeospheres	50 lbs	Solid
404-12	1 drum	
Glycol Ether DB	5 Gals	0
DiButal Phthalate	2.5 Gals —	0
Ethaleyne Glycol	5 Gals	0
Texonal	2 L	0
BYK 035	4 L	0
Date	October 6, 2003	
Batch #	786 P	
Yeild		
Viscosity		

Solid Extra

$1\frac{2}{3}$ extra $\frac{1}{3}$

$1\frac{2}{3}$ extra $\frac{1}{3}$

49-51% Solid

30 pm

49/51% Solid

$7\frac{1}{3}$ L extra

1 L extra

4L extra all

LEHMAN, NEWMAN & FLYNN

CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

Members:
American Institute of CPA's
New York State Society of CPA's

September 16, 2003

National Association of Securities Dealers
Philadelphia District #9
11 Penn Center
1835 Market Street, 19th Floor
Philadelphia, PA 15103

National Associates of Securities Dealers
Financial Reporting Department
9513 Key West Avenue
Rockville, MD 20850

SEC
450 5th Street, N.W.
Washington, D.C. 20549

SEC
The Curtis Center, Suite 120 East
601 Walnut Street
Philadelphia, PA 19106

"Notice Pursuant to Rule 17a-5 (f) (2)"

Ezra Angrist
Walter Greenblatt & Associates, LLC
430 Nassau Street
Princeton, NJ 08540

We hereby Agree:

(1) to conduct an audit of your financial statements for the period ended December 31, 2003 and each year thereafter in accordance with applicable requirements of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission; and

(2) to submit to the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission financial statements, schedules and reports prepared in accordance with applicable requirements of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission requirements.

Very truly yours,

Barry Newman

Barry Newman, CPA

Agreement Acknowledged:
By: Walter Greenblatt & Associates LLC

Walter C Greenblatt

Walter Greenblatt, President

Date: 9/22/03